SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                             to

Commission file number 1-4982

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

PARKER RETIREMENT SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PARKER-HANNIFIN CORPORATION

6035 PARKLAND BOULEVARD

CLEVELAND, OHIO 44124-4141

PARKER RETIREMENT SAVINGS PLAN

Independent Auditors’ Report

To the Participants and Board of Directors

Parker-Hannifin Corporation

Parker Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hausser + Taylor LLC

Beachwood, Ohio

June 6, 2003

PARKER RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 2002 AND 2001

(Dollars in Thousands)

	2002	2001
ASSETS
Investments (Notes 1, 6 & 8)	$1,502,032	$1,535,544
Accrued interest and dividends	2,000	1,268
Other	1,489	2,124

Total assets	1,505,521	1,538,936

LIABILITIES
Notes payable (Note 5)	80,938	97,244
Other	4,319	3,662

Total liabilities	85,257	100,906

Net Assets Available for Benefits	$1,420,264	$1,438,030

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(Dollars in Thousands)

	2002	2001
ADDITIONS
Participant contributions (Notes 1, 2 & 4)	$85,443	$72,253
Employer contributions (Notes 1, 2 & 4)	30,842	33,415
Interest income	24,675	21,256
Dividend income	11,611	9,580
Transfers from other plans (Note 12)	19,288	132,961

Total additions	171,859	269,465

DEDUCTIONS
Distributions to participants	91,786	78,332
Net depreciation in the fair value of investments (Notes 1 & 6)	90,492	17,839
Interest expense	5,331	5,474
Trustee fees and expenses	2,016	1,823

Total deductions	189,625	103,468

Net (decrease) / increase in Assets Available for Benefits	(17,766)	165,997
Net Assets Available—Beginning of year	1,438,030	1,272,033

Net Assets Available—End of year	$1,420,264	$1,438,030

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation

The investments in Parker-Hannifin Corporation (the Company) common shares, Key Trust Employee Benefits Value Equity, Money Market, and Fixed Income Funds, PIMCO Total Return Fund, ING Small Company Fund, Capital Guardian International Equity Fund, the Vanguard Institutional Index Fund, the Washington Mutual Investors Fund, the Janus Fund, the SSgA S & P 500 Index Fund, and the John Hancock Technology Fund are valued at quoted market prices as of the last reported trade price on the last business day of the period. The Parker Retirement Savings Plan (the Plan) presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses from the sale of investments and the unrealized appreciation (depreciation) on investments held by the Plan.

Management believes that the Plan’s investments are well diversified and do not create a significant concentration of credit risk. Participants assume all risk in connection with any decrease in the market price of any securities in all the Funds. Although the annual rates of return with respect to the contracts held in the Contract Income Fund are guaranteed by major insurance and bank companies, the Company does not make any representations as to the financial capability of such companies or their ability to make payments under the contracts.

Contributions

Participants may make contributions on a before-tax and/or after-tax basis. Contributions from employees and the Company are recorded in the period that payroll deductions are made from Plan participants.

Company contributions are invested solely in a non-participant directed ESOP Fund, which holds primarily Company stock.

Other

Purchases and sales of securities are reflected on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.

Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, as well as investment advisory fees, are charged to the funds to which they relate and are netted against interest income. Certain costs and expenses incurred in administering the Plan are paid out of the Plan’s assets and the Company pays the remainder.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Benefit distributions are recorded when paid.

NOTES TO FINANCIAL STATEMENTS, continued

(Dollars in Thousands)

2.	DESCRIPTION OF PLAN

General

The following description of the Plan provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan which is available to all U. S. domestic regular and part-time non-union employees, and some union employees (if negotiated). Employees are able to enroll in the Plan the first day of the month following the date of hire. The Plan is subject to Sections 401(a) and 401(k) of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan was amended and restated effective January 1, 1999 to reflect certain operational and administrative changes and to comply with tax legislative changes.

Cash

At times, the Plan maintains at a financial institution cash which exceeds federally insured amounts which may significantly differ from balance sheet amounts due to outstanding checks.

Contributions and Transfers

Participants may elect to contribute, through payroll deductions, not less than 1% nor more than 30% (20% prior to January 1, 2002) of their total compensation for a Plan year and may change such percentage upon request. Participants may suspend their contributions at any time and may designate one or more of several available funds in which their contributions are to be invested. Investment elections may be changed at any time. Available funds are:

(a)	Parker Hannifin Common Stock Fund—Invested primarily in common shares of the Company purchased on the open market. A participant’s contribution is limited to 50% of the total amount invested.

(b)	PIMCO Total Return Fund—Invested primarily in securities which have a fixed rate of return such as U.S. government and corporate debt securities, mortgage and other asset-backed securities, U.S. dollar and foreign currency-denominated securities of foreign issuers, and money market instruments.

(c)	Equity Fund—Invested primarily in common stock of high-quality medium and large capitalization companies other than the Company.

(d)	Contract Income Fund—Invested primarily in high-quality fixed income investments such as contracts issued by insurance companies and banks which provide a return guaranteed by the issuer, and debt securities such as notes and bonds issued by Federal agencies or mortgage backed securities, with each of these investments typically providing a stable rate of return for a specific period of time. Refer to Note 8 for a further description of this fund.

(e)	Balanced Fund—Invested primarily in securities which have a fixed rate of return such as government and high-quality corporate bills, notes, bonds, and/or invested in bonds, convertible securities, money market investments, and common stocks of high-quality medium and large capitalization companies other than the Company.

(f)	ING Small Company Fund—Invested primarily in common stocks and securities convertible into common stocks of companies with smaller market capitalization who outperform the market over time. Effective March 1, 2002 the Aetna Small Company Fund was changed to the ING Small Company Fund.

(g)	Capital Guardian International Equity Fund—Invested primarily in common stocks, preferred stocks, warrants and rights to subscribe to common stocks of non-U.S. issuers.

NOTES TO FINANCIAL STATEMENTS, continued

(Dollars in Thousands)

2.	DESCRIPTION OF PLAN (cont’d)

(h)	Washington Mutual Investors Fund—Invested primarily in common stocks of U.S. companies.

(i)	Janus Fund—Invested primarily in common stocks of larger, more established companies that are expected to have greater than average earnings growth.

(j)	John Hancock Technology Fund—Invested primarily in U.S. and foreign technology companies whose stocks appear to be trading below their true value.

(k)	Vanguard Institutional Index Fund—Invested in stocks which comprise the S&P 500 Index.

Parker-Hannifin Corporation Contributions

The Company contributes an amount equal to 100% of the first 3% of the before-tax contributions and, effective May 1, 2001, an amount equal to 50% of the 4th percent and 5th percent of the contribution. Prior to May 1, 2001, the Company contributed an amount equal to 25% of the 4th percent and 5th percent of the before-tax contribution. The Company may also match after-tax contributions, but matches only 25% of the 4th percent and 5th percent of after-tax contributions. Company contributions match the before-tax contributions prior to the after-tax contributions. Company match contributions are invested in the ESOP Fund. A participant age 55 or older, with 10 or more years of participation in the Plan, may transfer a portion of the shares of stock in the ESOP Fund to any of the investment funds within the Plan.

Participant Loans

The Plan has a loan provision which allows an active participant to borrow a minimum of $500 (actual dollars) and up to the lesser of a) 50% of their account balance or b) $50,000 (actual dollars) less the largest outstanding loan balance he/she had in the last 12 months. The loan must be repaid, with interest equal to the prime rate at the time the loan is entered into plus 1%, over a period from 1 year to 4 1/2 years for a general purpose loan and up to ten years for a residential loan. Participant loans are valued at cost, which approximates fair value.

Participant Accounts

The Plan utilizes the unit value method for allocating Plan earnings for all funds. Unit values are determined on a daily basis and exclude contributions receivable and benefits payable.

3.	VESTING, WITHDRAWALS AND DISTRIBUTIONS

Participants are fully vested at all times. In general, a participant’s account is only paid out after termination of employment, but under certain circumstances, a participant may withdraw in cash a portion of his/her before- and/or after-tax contributions, subject to certain limitations and restrictions.

After a participant terminates employment for any reason, all amounts are distributable to the participant or if the participant is deceased, to the participant’s designated beneficiary. The distribution may be deferred until the age of 70 1/2 if the participant’s interest exceeds $5,000 (actual dollars). Distribution is in cash either in a single payment, quarterly installments, or by purchase of an annuity, except that amounts held in the Company Stock Fund and ESOP Fund may be distributed in the form of common shares or cash, as the participant elects.

Dividends received by the ESOP Fund with respect to allocated Company shares are either paid to the participants at the end of each Plan year or reinvested, at the participants’ election.

NOTES TO FINANCIAL STATEMENTS, continued

(Dollars in Thousands)

4.	PLAN AMENDMENT

Participation in the 401(k)

During calendar 2002, the plan was amended to allow union employees at Green Camp, Ohio; Youngstown, Ohio; Hicksville, Ohio; and Minneapolis, Minnesota (Gresen) to participate. During calendar year 2001, the Plan was amended to allow union employees at Kalamazoo, Michigan; Springfield, Kentucky; and Minneapolis, Minnesota to participate.

Participants may elect to contribute, through payroll deductions, not less than 1% nor more than 30% of their total compensation for a Plan year and may change such percentage upon request. Such contributions can be made on a before tax basis only.

5.	NOTES PAYABLE

Notes payable at December 31, 2002 and 2001 consisted of the following:

	2002	2001
Amortizing Notes, 6.34% due 2008	$71,708	$83,001

Senior Notes, 7.08% due 2009	9,230	14,243

	$80,938	$97,244

The 6.34% Amortizing Notes are guaranteed by the Company and call for payment of principal and interest semi-annually through July 15, 2008. The ESOP Fund uses company contributions and cash dividends received on unallocated shares to repay the loan plus interest.

The 7.08% Senior Notes were transferred to the ESOP Fund on December 31, 2001 as part of the merger of the Commercial Intertech Employee Stock Ownership Plan as discussed in Note 12. The 7.08% Senior Notes are guaranteed by the Company and call for payment of interest semiannually on June 30th and December 31st and the payment of principal annually on December 31st . Company contributions and cash dividends received on unallocated shares are used to repay the loan plus interest.

The shares purchased with the proceeds from these borrowings are held in suspense in the ESOP Fund (referred to as unallocated shares), to be released and allocated to participant’s accounts periodically in full or partial satisfaction of the Company’s matching contribution obligations. Principal amounts of the notes payable for the five years ending December 31, 2003 through 2007 are $12,912, $13,183, $13,492, $13,842 and $14,233, respectively.

NOTES TO FINANCIAL STATEMENTS, continued

(Dollars in Thousands)

6.	INVESTMENTS

The Plan investments at fair value (determined by quoted market price) at December 31, :

	2002	2001
Cash and cash equivalents
Employee Benefits Money Market Fund	$26,744	$32,959
Common Shares
Company Stock Fund	113,843	128,094
ESOP Fund—Allocated *	426,704	418,252
ESOP Fund—Unallocated *	102,213	126,803
Investment Contracts—estimated	261,017	201,925
Other Investments
ING Small Company Fund	51,657	63,988
Capital Guardian International Equity Fund	25,841	29,038
SSgA S&P 500 Index Fund	—	97,146
Employee Benefits Fixed Income Fund	33,977	36,710
Employee Benefits Value Equity Fund	185,302	233,108
Federated Equity Income Fund	—	8,255
Janus Fund	25,451	30,014
John Hancock Technology Fund	12,086	16,723
PIMCO Total Return Fund	98,422	66,600
Vanguard Institutional Index Fund	81,038	—
Washington Mutual Investors Fund	8,274	—

	522,048	581,582

Participant Loans—estimated	49,463	45,929

Total Assets Held for Investment	$1,502,032	$1,535,544

*	Non-participant directed investments

The plan’s investments appreciated (depreciated) in value during calendar 2002 and 2001 as follows:

	2002	2001
Company Stock Fund	$4,923	$9,589
ESOP Fund—Allocated	9,754	18,075
ESOP Fund—Unallocated	(14,401)	1,191
Bank Common/ Collective Trusts	(51,507)	(20,571)
Mutual Funds	(39,261)	(26,123)

	$(90,492)	$(17,839)

7.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments at December 31 is as follows:

	2002	2001
Net Assets:
ESOP Fund—Allocated	$428,207	$420,551
ESOP Fund—Unallocated	19,699	27,964

	$447,906	$448,515

NOTES TO FINANCIAL STATEMENTS, continued

(Dollars in Thousands)

7.	NONPARTICIPANT-DIRECTED INVESTMENTS (cont’d)

	Year ended December 31, 2002		Year ended December 31, 2001
	ESOP Fund Allocated	ESOP Fund Unallocated	ESOP Fund Allocated	ESOP Fund Unallocated
Changes in Net Assets:
Contributions	$45,852	$28,924	$18,185	$15,229
Transfers from (to) other plan funds	(33,160)	(26,374)	38,864	1,099
Interest income	10	45	71	51
Dividend income	6,457	1,582	5,971	1,608
Net appreciation (depreciation)	15,590	(7,111)	18,075	1,191
Benefits paid to participants	(20,696)		(20,039)
Interest expense		(5,331)		(5,474)
Disbursements in kind	(6,397)		(2,688)

	$7,656	$(8,265)	$58,439	$13,704

8.	CONTRACT INCOME FUND

Reported in aggregate for the Contract Income Fund (including cash and cash equivalents) at December 31:

	2002	2001
Contract Value of Assets	$284,846	$220,078
Fair Value of Assets	$297,004	$224,404
Average Yield of Assets	5.39%	5.68%
Return on assets for the 12 months ended December 31	5.61%	6.17%
Duration	2.85 Years	2.49 Years

The above information at December 31, 2001 does not include investment contracts with a fair value of $11,671 held in a common-collective trust.

The above information is provided in compliance with the AICPA Statement of Position 94-4 (SOP 94-4). SOP 94-4 requires that fair value be based upon the standard discounted cash flow methodology as referred to in the Statement of Financial Accounting Standards No. 107. To arrive at the above aggregate fair value, comparable duration Wall Street Journal Guaranteed Investment Contract (GIC) Index rates were used as the discount factor within the discounted cash flow formula. A standard present value calculation has been employed to arrive at a current value for each cash flow within a contract. The sum of the present values for each contract’s cash flows is the estimated total fair value for that contract. All of the contract fair values are then added together to arrive at the above aggregate fair value for the portfolio.

The Contract Income Fund contains synthetic GICs which are benefit-responsive and have an associated book-value “wrap” contract. The wrap contract amortizes gains and losses over the duration of the portfolio’s average life and assures that book-value, benefit-responsive payments can be made for participant withdrawals. The synthetic GICs (which exceeded 5% of the Plan’s net assets) included in the above amounts at December 31, 2002 and 2001 had a book value of $200,372 and $130,301, while the fair value was $209,399 and $133,666, respectively.

Certain employer initiated events (e.g., layoffs, bankruptcy, plant closings, plan termination, mergers, early retirement incentives) are not eligible for book value disbursements even from fully benefit responsive contracts. These events may cause liquidation of all or a portion of a contract at a market value adjustment.

NOTES TO FINANCIAL STATEMENTS, continued

(Dollars in Thousands)

9.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated May 2, 2002, that the terms of the Plan and related trust comply with applicable sections of the Internal Revenue Code (IRC). Since receiving the determination letter the Plan has been amended to provide for various administrative changes including adding additional investment funds. The Plan administrator and the Plan’s tax counsel believe that the Plan continues to be designed and operated in compliance with the applicable provisions of the IRC.

Contributions matched by the Company and all earnings generally are not taxable until distributed to the participants.

10.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company, by action of its Board of Directors, without further approval by the shareholders, has the right to amend, modify, suspend, or terminate the Plan in its entirety, or as to any subsidiary or operating location. No amendment, modification, suspension, or termination may permit assets held in trust by the Trustee to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated, the Company contributions credited to each affected participant will continue to be fully vested.

11.	PARTY-IN-INTEREST

Certain plan investments are units of common/collective trusts managed by Key Bank. During 2002, Key Bank was the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

12.	TRANSFERS FROM OTHER PLANS

During calendar year 2002 and 2001, the net assets of the plans identified below were transferred to the Plan. The value of the individual participant accounts was not changed as a result of the transfer. Each participant is eligible to receive the benefits of the Plan as of the date of transfer.

Plan Name	Date of Transfer	Net Assets Transferred
2002
Mark IV Savings and Retirement Plan	01/24/02	$48,633
Industrial Profile Systems, Inc. 401(k) Plan	05/02/02	1,499
Adjustment for prior year transfers		(30,844)

Total transfers during 2002		$19,288

2001
Commercial Intertech Employee Stock Ownership Plan	12/31/01	$48,886
Commercial Intertech Retirement Plan	12/31/01	39,256
Commercial Intertech 401(k) Plan	12/31/01	9,410
Retirement Savings and Thrift Plan for Hourly Employees at the Gresen Hydraulics Division—Minneapolis Plant	12/31/01	5,012
Wynn’s 401(k) Plan	08/01/01	10,626
Wilkerson Corporation Associates 401(k) Thrift Plan and Trust	10/01/01	5,598
Employees’ Savings and Profit Sharing Fund Of Miller Fluid Power	10/01/01	14,173

Total transfers during 2001		$132,961

NOTES TO FINANCIAL STATEMENTS, continued

(Dollars in Thousands)

12.	TRANSFERS FROM OTHER PLANS (cont’d)

The adjustment for prior year transfers represents the difference in the asset values between the date of transfer (for transfers dated 12/31/01) and the value of the assets when actually received by the Plan in 2002.

13.	SUBSEQUENT EVENT

Effective February 25, 2003, the trustee for the Plan has been changed to Fidelity Management Trust Company and the recordkeeper has been changed to Fidelity Investments Institutional Operations Co., Inc.

PARKER RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AT DECEMBER 31, 2002

EIN 34-0451060

(Dollars in Thousands)

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value

*	Employee Benefits Money Market Fund	Cash and cash equivalents	$26,744	$26,744
*	Parker Hannifin Corporation	2,467,869 Common Shares	93,108	113,843
*	ESOP—Allocated	9,250,043 Common Shares	210,211	426,704
*	ESOP—Unallocated	2,215,768 Common Shares	80,238	102,213
	ING	ING Small Company Fund	67,537	51,657
	American	Washington Mutual Investors Fund	9,021	8,274
	Janus	Janus Fund	39,542	25,451
	John Hancock	John Hancock Technology Fund	17,674	12,086
	Capital Guardian	Capital Guardian International Equity Fund	26,186	25,841
	Vanguard	Vanguard Institutional Index Fund	88,774	81,038
	PIMCO	PIMCO Total Return Fund	97,419	98,422
*	Key Bank	Employee Benefits Fixed Income Fund	26,400	33,977
*	Key Bank	Employee Benefits Value Equity Fund	159,142	185,302
*	Participant Loans	Participant loans—5.25% - 10.50%		49,463

	Investment Contracts
	Jackson National Life Ins Co	GIC #G 1179 Dtd 03/31/98 FL RT% Due 03/31/03	3,008	3,008
	Bank Of America SS	GIC #99004 Dtd 01/29/99 5.37% Due 10/15/03	1,642	1,642
	Bank Of America SS	GIC #99015 Dtd 03/01/99 6.21% Due 11/15/05	2,940	2,940
	Monumental/Peoples Security	GIC #ADA00034TR-4 Dtd 03/30/99 5.768% Due 03/01/05	3,565	3,565
	Bank Of America SS	GIC # 98-034 Dtd 04/07/99 5.81% Due 03/25/05	2,988	2,988
	Bank Of America SS	GIC #99079 Dtd 04/30/99 5.61% Due 01/15/05	4,023	4,023
	Monumental Life Insurance Co	GIC #ADA00034TR-E Dtd 05/10/99 6.326% Due 03/15/06	2,495	2,495
	Hartford Life Insurance Co	GIC #GA 10430 Dtd 05/17/99 6.2% Due 11/17/03	4,975	4,975
	Security Life Of Denver Ins Co	GIC #FA 0774 Dtd 06/03/99 6.36% Due 11/17/03	6,235	6,235
	Caisse Des Depots Et Consignatns	GIC BR-248-03 Dtd 06/30/99 6.77% Due 07/15/04	5,154	5,154
	Bank Of America	GIC # 99-201 Dtd 08/24/99 6.88% Due 03/25/05	3,005	3,005
	UBS AG	Synthetic GIC #2699 Dtd 09/16/99 7.92% Due 07/15/06	4,940	4,940
	Canada Life Assurance Co	GIC #P 46051 Dtd 11/23/99 7.25% Due 04/15/05	4,204	4,204
	Hartford Life Insurance Co	GIC #GA-10453 Dtd 12/20/99 7.32% Due 06/15/05	4,955	4,955
	Monumental Life	GIC #ADA00034TR-6 Dtd 12/15/00 8.083% Due 07/15/05	3,977	3,977
	Pacific Life Insurance Co	GIC #G26640.01 Dtd 02/20/01 6.31% Due 03/15/06	5,603	5,603
	GE Life And Annuity Assurance Co	GIC #GS 3549 Dtd 04/09/01 6.00% Due 09/15/06	7,743	7,743
	Security Life Of Denver	GIC #SA 0254 Dtd 04/11/01 3.27% Due 04/06/06	3,024	3,024
	John Hancock Mutual Life Ins Co	GAC #15238 Dtd 08/13/01 5.83% Due 12/15/06	5,012	5,012
	Principal Mutual Life Ins Co	GIC #4-10394-2 Dtd 11/06/01 4.08% Due 10/16/06	3,491	3,491
	Monumental Life Ins	GIC #MDA 00381TR Dtd 12/01/01 5.932%	62,562	62,562
	Bank Of America	GIC#01-209 Dtd 12/01/01 5.17%	49,958	49,958
	Travelers Life Insurance Co	GIC GR 18171 Dtd 01/29/02 5.37% Due 03/15/07	7,346	7,346
	Rabobank	GIC PHC010201 Dtd 01/30/02 5.468% Due 12/15/04	5,026	5,026
	Rabobank	GIC PHC 020201 Dtd 02/21/02 5.237%	26,071	26,071
	Cdc Ixis	Synthetic GIC WR 1248-01 Dtd 02/28/02 5.210% Due 08/15/10	5,037	5,037
	Cdc Ixis	Synthetic GIC WR 1248-02 Dtd 03/12/02 5.139% Due 03/01/08	7,834	7,834
	Travelers Insurance Co	GIC GR 18417 Dtd 09/30/02 3.73% Due 05/15/07	5,047	5,047
	Rabobank	Synthetic GIC PHC 110201 Dtd 11/8/02 4.3991% Due 11/25/08	5,153	5,153
	Rabobank	GIC PHC 120201 Dtd 12/19/02 4.1998% Due 04/20/11	4,004	4,004

	Total Investment Contracts		261,017	261,017
	Total Assets Held for Investment		$1,203,013	$1,502,032

*	Denotes party-in-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARKER RETIREMENT SAVINGS PLAN

By:	Parker-Hannifin Corporation, Plan Administrator

By: /s/ Timothy K. Pistell
Timothy K. Pistell Vice President-Finance and Administration and Chief Financial Officer Parker-Hannifin Corporation, Plan Administrator

June 26, 2003